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                                                                       EXHIBIT C


                 NORTH AMERICAN SECURITY LIFE INSURANCE COMPANY
           DESCRIPTION OF PURCHASE, TRANSFER AND REDEMPTION PROCEDURES


This document sets forth, as required by Rule 6e-3(T)(b)(12)(ii), the administrative procedures that will be followed by North American Security Life Insurance Company (the "Company") and any office the Company designates for the receipt of payments and processing of contract owner requests (the "Service Office") in connection with the issuance of its modified single payment combination fixed and variable life insurance contract (the "Contract"), the transfer of assets held thereunder, and the redemption by contract owners of their interests in said Contracts.


                  PURCHASE, TRANSFER AND REDEMPTION PROCEDURES
                  --------------------------------------------

     I.   PURCHASES AND RELATED TRANSACTIONS

          A. Premiums and Underwriting Standards
             -----------------------------------

          This Contract is a modified single premium contract. The Contract permits the contract owner to pay a single premium and, subject to restrictions, additional premiums. The minimum initial payment is $10,000. Under current underwriting rules, which are subject to change, proposed insureds are eligible for simplified underwriting without a medical examination if their application responses and initial payments meet simplified underwriting standards. Customary underwriting standards will apply to all other proposed insureds. The maximum initial premium currently permitted on a simplified underwriting basis varies with the issue age of the insured according to the following table:

                                    SIMPLIFIED UNDERWRITING
          ISSUE AGE                 MAXIMUM INITIAL PAYMENT

          20-39                     Not Available
          40-44                     $20,000
          45-54                     $30,000
          55-64                     $50,000
          65-80                     $100,000

          If the additional payment is greater than the Guaranteed Additional Payment (as defined below) and is not made to avoid termination of the contract, new evidence of insurability of the insured will be required. No additional payment will be accepted until evidence of insurability is provided to the Company.

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          Additional payments may be made at any time and in any amount necessary to avoid termination of the contract. Other additional payments may be made at any time after the first contract anniversary, subject to the following conditions:

          1.   each additional payment must be at least $1,000;
          2.   only one payment may be paid in any contract year;
          3.   the attained age of the insured must be less than 81; and
          4. absent submission of new evidence of insurability of the insured, the maximum additional payment permitted in a contract year is the "Guaranteed Additional Payment." The Guaranteed Additional Payment is the lesser of $5,000 or a percentage of the initial payment (5% for attained ages 40-70, and 0% for attained ages 20-39 and 71-80).

          If the additional payment is greater than the Guaranteed Additional Payment and is not made to avoid termination of the contract, new evidence of insurability of the insured will be required. No additional payment will be accepted until evidence of insurability satisfactory to the Company is provided.

          No premium will be accepted which does not meet the tax qualification guidelines for life insurance under the Internal Revenue Code.

          B. Application
             -----------

          To purchase a contract a prospective contract owner must submit an application to the Company. A contract will be issued only on the lives of insured from ages 20 through 80 who supply evidence of insurability satisfactory to the Company. Contract insuring more than one person will only be issued to a male life/female life combination where the difference in their "adjusted ages" (age last birthday plus three years if tobacco user) is not more than 15 years. Acceptance is subject to the Company's current underwriting rules. The Company reserves the right to reject an application for any lawful reason provided similarly-situated risks are treated in a consistent manner and unfair discrimination is avoided. If a contract is not issued, the premium payments will be returned without interest. No change in the terms or conditions of a contract will be made without the consent of the owner.

          The contract will be effective on the contract date only after the Company has received all outstanding delivery requirements and received the initial payment. The contract date is the date used to determine all future cyclical transactions on the contract, e.g., monthly anniversary day and contract years. The contract date may be prior to, or the same as, the date the contract is issued.

          If the face amount exceeds current limits established by the Company, the initial payments will not be accepted with the application. In other cases where an initial payment is received with the application, the Company will provide temporary insurance during underwriting according to the terms of a prepayment receipt and temporary life insurance agreement subject to the restrictions described below. If no payment was submitted with the application, on contract delivery the Company will require sufficient payment to place the insurance in force.

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          C. Temporary Insurance
             -------------------

          The temporary life insurance on the life of the proposed insured will become effective on the later of : (i) the date of the prepayment receipt and temporary life insurance agreement or (ii) the signature date of Part II of the application (if Part II is required). The temporary insurance will be the insurance applied for, up to a maximum of $50,000. If the Company determines that a proposed insured is insurable as a standard risk, the $50,000 maximum will be increased to $100,000. This increase in maximum will be retroactive to the effective date of the temporary life insurance without regard to change of insurability or death after that date. If more than one temporary life insurance agreement is in effect on a proposed insured, the aggregate temporary life insurance on that proposed insured will not exceed $100,000.

          Any contract issued on the basis of the application of a proposed insured will replace the temporary insurance if: (i) the proposed insured is living when the contract is delivered to the owner; (ii) the owner accepts the contract; and (iii) any balance of premium, if any, then due is paid. If the contract is not accepted and paid for at the time of delivery: (i) the temporary insurance will terminate, (ii) the contract will not be in force; and (iii) the prepayment will be refunded to the owner.

          The Company can terminate the temporary life insurance before the death of the proposed insured by (i) notice of termination to the owner at the premium notice address shown in Part I of the application and (ii) refund of the prepayment to the owner at the same address. The temporary insurance will expire 60 days after the date of Part II of the application, unless sooner terminated. Notice of the termination will be sent to the owner.

          If the proposed insured dies while the temporary life insurance is in force, the prepayment will be used as the premium with any excess being refunded to the owner or any additional premium due being deducted from the death proceeds.

          The Company will determine if a proposed insured is insurable by using the regular underwriting rules, limits and standards of the Company. This determination will be made as of the effective date of the temporary insurance. The Company may, however, require for this purpose further medical examination, tests and reports after the effective date. Any contract issued on the basis of the application will be dated as of the effective date of the temporary insurance.

          D. Premium Allocation
             ------------------

          The Company will establish an investment account for the contract owner for each variable investment option to which the contract owner allocates payments. The contract owner may allocate contract value to a maximum of ten investment options at any one time.

          If the initial payment is received at the Service Office prior to the issue date, the entire payment will be allocated to the Company's General Account. On the issue date, this

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          amount will be allocated to the Money Market Sub-Account as of the date the initial payment is received at the Service Office. This procedure may cause the Money Market Sub-Account to have an asset shortfall. This shortfall will be reimbursed by the Company depositing additional funds into the Money Market Sub-Account in an amount sufficient to cover this shortfall.

          After the issue date, the contract value will then be allocated among the investment accounts in accordance with the applicant's instructions on the later of (a) fifteen days after the issue date of the contract or (b) the date the initial payment is received at the Service Office. Additional payments will be allocated among investment options in accordance with the contract owner's instructions as of the date the payment is received at the Service Office.


     II.  TRANSFER AMONG INVESTMENT OPTIONS

          A. General Transfers
             -----------------

          Before the maturity date the contract owner may transfer amounts among the variable investment options and from such investment options to the fixed investment option at any time and without charge upon written notice to the Company or by telephone if the contract owner authorizes the Company in writing to accept telephone transfer requests. Amounts may only be transferred from the fixed investment option to the variable investment options within 30 days of the contract anniversary as more fully described in the paragraph below. The Company will effect such transfers so that the contract value on the date of the transfer will not be affected by the transfer. The contract owner must transfer at least $300 or, if less, the entire value of the investment account. If after the transfer the amount remaining in the investment account is less than $100, then the Company will transfer the entire amount instead of the requested amount. The Company reserves the right to limit, upon notice, the maximum number of transfers a contract owner may make to one per month or six at any time within a contract year. In addition, the Company reserves the right to defer the transfer privilege at any time that the Company is unable to purchase or redeem shares of the NASL Series Trust (the open end management investment company in which the Sub-Accounts of the NASL Variable Life Account invest.) The Company also reserves the right to modify or terminate the transfer privilege at any time in accordance with applicable law.

          Prior to the maturity date, the contract owner may transfer amounts from the fixed investment account to the variable investment options within 30 days of the contract anniversary. Amounts in the fixed investment account may be transferred prior to the end of the contract year as follows: (i) transfers may be made pursuant to the Dollar Cost Averaging program and (ii) transfers may be made from the fixed investment account to the variable investment options if, at the time of the transfer, the guaranteed interest rate for the funds to be transferred is equal to or greater than the then current guaranteed rate for funds being transferred into the fixed investment account. The Company may withdraw its permission to make the transfers described in (ii) above at any time after April 30, 1996.


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          B. Dollar Cost Averaging
             ---------------------

               The Company administers a Dollar Cost Averaging ("DCA") program which enables a contract owner to pre-authorize a periodic exercise of the contractual transfer rights described above under "General Transfers." Contract owners entering into a DCA agreement instruct the Company to transfer monthly a predetermined dollar amount from any Sub-Account or the fixed investment option to other Sub-Accounts until the amount in the Sub-Account from which the transfer is made or the fixed investment option is exhausted.

          C. Asset Rebalancing Program
             -------------------------

          The Company administers an Asset Rebalancing Program which enables a contract owner to indicate to the Company the percentage levels he or she would like to maintain in particular NASL Series Trust portfolios. On the last business day of every calendar quarter, the contract owner's contract value will be automatically rebalanced to maintain the indicated percentages by transfers among the portfolios. (The fixed investment option is not eligible for participation in the Asset Rebalancing Program.) The entire value of the contract owners' investment accounts must be included in the Asset Rebalancing Program.


     III. "REDEMPTION" PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

          A. Surrender for Cash Value
             ------------------------

               1. Variable Investment Accounts. Prior to the earlier of the maturity date or the death of the insured, the owner may withdraw all or a portion of the contract value upon written request, complete with all necessary information, to the Company. In the case of a total withdrawal, the Company will pay the surrender value as of the date of receipt of the request at the Company, and the contract will terminate. In the case of a partial withdrawal from an investment account, the Company will pay the amount requested and deduct that amount plus any applicable withdrawal charge from such investment account. If the contract owner does not specify the investment account from which a partial withdrawal is to be taken, a partial withdrawal will be taken proportionally from all the investment accounts. The face amount will be reduced proportionally to the reduction in the contract value due to the partial withdrawal.

          There is no limit on the frequency of partial withdrawals; however, the amount withdrawn must be at least $300 or, if less, the entire balance in the investment account. If after the withdrawal (and deduction of any withdrawal charge) the amount remaining in the investment account is less than $100, the Company will treat the partial withdrawal as a withdrawal of the entire amount held in the investment account. If a partial withdrawal plus any applicable withdrawal charge would reduce

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          the contract value to less than $300, the Company will treat the partial withdrawal as a total withdrawal of the contract value.

          The amount of any withdrawal from the variable investment options will be paid promptly, and in any event within seven days of receipt of the request, complete with all necessary information, at the Service Office, except that the Company reserves the right to defer the right of withdrawal or postpone payments for any period when: (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings), (2) trading on the New York Stock Exchange is restricted, (3) an emergency exists as a result of which disposal of securities held in the NASL Variable Life Account is not reasonably practicable or it is not reasonably practicable to determine the value of the NASL Variable Life Account's net assets, or (4) the Securities and Exchange Commission (the "Commission"), by order, so permits for the protection of security holders; provided that applicable rules and regulations of the Commission shall govern as to whether the conditions described in (2) and (3) exists.

          The contract owner may request the option to withdraw a portion of the contract value by telephone if the contract owner authorizes the Company in writing to accept telephone redemptions.

               2. Fixed Investment Account. The contract owner may make total and partial withdrawals of amounts held in the fixed investment account at any time prior to the maturity date or his or her death. Withdrawals from the fixed investment account will be made in the same manner and be subject to the same limitations as set forth above under "Variable Investment Account." The Company reserves the right to defer payment of an amount withdrawn from the fixed investment account for up to six months from the date it receives the written withdrawal request (if a withdrawal is deferred for more than 30 days pursuant to this right, the Company will pay interest on the amount deferred at a rate of not less than 3% per year or such higher rate as may be required by the applicable state or jurisdiction).

          Withdrawals allocated to the free withdrawal amount may be withdrawn without the imposition of a withdrawal charge. If withdrawals are taken from more than one investment account, the free withdrawal amount will be applied to all investment accounts on a pro rata basis.


          B. Benefit Claims
             --------------

               1. General. Upon receipt of proof of the death of the insured while the contract is in force, the Company will pay the death benefit proceeds to the beneficiary. The amount of the death benefit is determined on the date the Company receives proof of the insured's death. Proof of death is received when one of the following is received at the Service Office: (a) a certified copy of a death certificate; (b) a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or (c) any other proof satisfactory to the Company. All or part of the death benefit proceeds may be paid in cash or applied under an annuity option as described

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          below under "Annuity Payment Options." If there is any debt under the contract, the death benefit proceeds equal the death benefit, as described above, less such debt.

               2. Annuity Payment Options. Proceeds payable under the contract are payable either in a lump sum or in accordance with one or more annuity options. If no annuity option is specified, then proceeds will be paid in a lump sum. An annuity option may be chosen only if the amount to be applied for any payee (the person to receive payments under an option) is at least $2,000. Each periodic payment must be at least $25. In addition to the annuity options provided by the Company, the owner may choose any form of settlement acceptable to the Company.

          If annuity payments have been selected based on an annuity option providing for payments for a guaranteed period, and the payee(s) dies, the Company will make the remaining guaranteed payments to the payee's named beneficiary. If no beneficiary is living, the Company will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in determining the payments) and pay that single sum to the estate of the payee.

          C. Contract Termination
             --------------------

          The contract will terminate and life insurance coverage will cease on the earliest of the following: (a) the date the owner surrenders the contract; (b) the maturity date of the contract; (c) the end of the grace period described below; or (d) the death of the insured. A grace period of 61 days commences on a monthly anniversary day (as defined in the prospectus) on which the contract's surrender value is less than zero. If sufficient payment is not made by the end of the grace period, the contract will terminate without value. The Company will mail the owner and any assignee written notice of the amount of payment that will be required to continue the contract in force at least 61 days before the end of the grace period. The payment required will be no greater than the amount required to pay the monthly deduction for three months as of the day the grace period began. If payment is not made by the end of the grace period, the owner's contract will terminate without value.

          Termination on the maturity date (when the insured obtains the age of 100 years) may be avoided if the insured is living on that date and if the owner sends the Company written notice that the owner elects the contract's extended maturity option prior to the maturity date. If the extended maturity option is elected, the entire contract value will be transferred to the fixed investment account on the maturity date and no further cost of insurance charges will be incurred. Death benefit proceeds will then be equal to the surrender value.

          During the life of the insured, the contract may be reinstated within two years from the end of the grace period unless it was surrendered for payment of its surrender value. To reinstate, the Company must receive satisfactory proof of the insurability of the insured, and any debt must be repaid or reinstated. Sufficient payment must be made to cover: (a) all monthly deductions that are due and unpaid during the grace period, and (b) three months of the guaranteed maximum cost of insurance as of the date of reinstatement. The contract value on the reinstated date will reflect: (a) the

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          contract value at the time of termination; plus (b) payments made at the time of reinstatement. The withdrawal charge will be based on the number of years the contract is in force.

          D. Contract Loans
             --------------

               1. General Provisions. While the contract is in force, the owner may obtain loans using the owner's contract as the sole security for the loan. The maximum loan amount is 90% of cash value at the time of the loan; the minimum loan amount is $1,000.

          When a contract owner requests a loan, the Company will reduce the owner's investment in the investment accounts and transfer the amount of the loan to the loan account, a part of the Company's general account. The owner may designate the investment accounts from which the loan is to be withdrawn. Absent such a designation, the amount of the loan will be withdrawn from the investment accounts on a pro rata basis.

               2. Loans Interest and Credited Interest. Interest will accrue daily on the contract loan. On each contract anniversary, the Company will transfer from the investment accounts to the loan account the amount by which the debt on the contract exceeds the balance in the loan account.

          The Company charges interest of 6% per year on contract loans. Loan interest is payable in arrears and, unless paid in cash, the accrued loan interest is added to the amount of the debt and bears interest at 6% as well. Except for the target loan amount described below, the loan account will be credited interest at the rate of 4% per year.

          The target loan amount is equal to the greater of:

          (a) the excess of the contract value over the unliquidated payments, or
          (b) 10% of total payments made under the contract.

          The amount of the loan account that is less than or equal to the target loan amount will be credited interest at the rate of 6% per year (unless a lower rate becomes necessary in order to maintain the tax status of the contract). The portion of the loan account that qualifies as target loan amount is determined on the contract date and each monthly anniversary day.

               3. Loan Repayments. The owner may repay any debt in whole or in part at any time while the contract is in force. An amount equal to the amount of the loan repayment will be transferred from the loan account and allocated among the investment accounts in the same percentage as additional payments are allocated, unless the owner requests otherwise.

               4. Termination Due to Excessive Indebtedness. If on any date debt under a contract exceeds the contract value, the contract will be in default. In such case, the

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          owner will receive a notice indicating the payment needed to bring the contract out of default and will have a sixty-one day grace period within which to pay that amount. If the required payment is not made within the grace period, the contract will be terminated.

               5. Effect of Loans on Account Value. The amount of any debt will be deducted from the death benefit otherwise payable under the contract. In addition, debt, whether or not repaid, will have a permanent effect on the contract value because the investment results of the investment accounts will apply only to the unborrowed portion of the contract value. The longer debt is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the investment results are greater than the rate being credited on amounts held in the loan account while the debt is outstanding, the contract value will not increase as rapidly as it would have if no debt were outstanding. If investment result are below that rate, the contract value will be higher than it would have been had no debt been outstanding.

     IV.  TELEPHONE TRANSACTIONS

          Contract owners are permitted to request transfers or withdrawals by telephone. To be permitted to request a transfer or withdrawal by telephone, a contract owner must elect the option on an appropriate authorization form provided by the Company. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures include the following: Upon telephoning a request, contract owners will be asked to provide certain identifying information such as a social security number, address, account number or mother's maiden name. For the contract owner's and Company's protection, all conversations with contract owners will be tape recorded. All telephone transactions will be followed by a confirmation statement of the transaction.